Exhibit 99.3
Financial Statements
1100 West Properties LLC
For the year ended December 31, 2007 and the period from August 8, 2006 (commencement of operations) to December 31, 2006 and Report of Independent Registered Public Accounting Firm

1100 West Properties LLC
Financial Statements

Report of Independent Registered Public Accounting Firm
To the Members of 1100 West Properties LLC:
We have audited the accompanying balance sheets of 1100 West Properties as of December 31, 2007 and 2006 and the related statements of operations, changes in members’ equity and cash flows for the year ended December 31, 2007 and the period from August 8, 2006 (commencement of operations) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1100 West Properties LLC at December 31, 2007 and 2006, and the results of its operations and its cash flows for year ended December 31, 2007 and the period from August 8, 2006 (commencement of operations) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
March 13, 2008

1100 West Properties LLC
Balance Sheets
(in thousands)

	As of December 31,
	2007	2006

Assets
Real estate, net	$153,679	$112,374
Cash and cash equivalents	184	1,667
Restricted cash	6,380	33,468
Customer escrows and tenant deposits	11,035	1,134
Accounts receivable, net	—	44
Deferred financing costs, net of	1,539	2,512
accumulated amortization of $1,378 and $405
Prepaid expenses and other assets	1,868	323

Total assets	$174,685	$151,522

Liabilities and Members’ Equity
Liabilities:
Mortgage loan	$100,986	$124,000
Customer and tenant deposits	9,755	1,134
Accounts payable and accrued liabilities	5,884	648
Deferred income	30,868	—

Total liabilities	147,493	125,782
Commitments and Contingencies
Members’ equity	27,192	25,740

Total liabilities and members’ equity	$174,685	$151,522

See accompanying notes to financial statements.

1100 West Properties LLC
Statements of Operations
(In Thousands)

		Period from August 8, 2006
	Year ending	(commencement of operations) to
	December 31, 2007	December 31, 2006

Revenues:
Rental	$350	$1,113

Total revenues	350	1,113

Operating Costs and Expenses:
Salaries and benefits	58	58
Repairs and maintenance	44	86
Utilities	286	270
General and administrative	606	448
Advertising expenses	4,193	777
Real taxes and insurance	104	454
Depreciation	189	952

Total operating costs and expenses	5,480	3,045

Operating loss	(5,130)	(1,932)

Interest expense, net	338	3,328

Net loss	$(5,468)	$(5,260)

See accompanying notes to financial statements.

1100 West Properties LLC
Statements of Changes in Members’ Equity

For the period from August 8, 2006(commencement of
operations) to December 31, 2006	(In Thousands)

Contributions from members	$31,000

Net loss	(5,260)

Balance, December 31, 2006	$25,740

Contributions from members	6,920

Net loss	(5,468)

Balance, December 31, 2007	$27,192

See accompanying notes to financial statements.

Exhibit 99.3
1100 West Properties LLC
Statements of Cash Flows
(In Thousands)

		Period from August 8, 2006
	Year ending	(commencement of operations) to
	December 31, 2007	December 31, 2006

Cash flows from operating activities:
Net loss	$(5,468)	$(5,260)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	189	952
Amortization of deferred financing costs	81	405
Changes in assets and liabilities:
Accounts receivable	44	(44)
Restricted cash	438	(6,088)
Prepaid expenses and other assets	(1,545)	(323)
Accounts payable and accrued liabilities	5,236	648
Customer escrows and tenant deposits	(1,357)	—
Deferred income	30,868	—

Net cash provided by (used in) operating activities	28,486	(9,710)

Cash flows from investing activities:
Payment for assets acquired	—	(110,212)
Additions to real estate	(40,604)	(749)
Restricted cash	26,650	(29,745)

Net cash used in investing activities	(13,954)	(140,706)

Cash flows from financing activities:
Proceeds from mortgage loan	—	124,000
Repayment of mortgage loans	(23,014)	—
Customer and tenant deposits	79	—
Payments for deferred financing costs	—	(2,917)
Contributions from members	6,920	31,000

Net cash (used in) provided by financing activities	(16,015)	152,083

Net (decrease) increase in cash and cash equivalents	$(1,483)	$1,667
Cash and cash equivalents, beginning of year	1,667	—

Cash and cash equivalents, end of year	$184	$1,667

Supplemental disclosure of cash flow information

Cash paid for interest, of which $8,082 relates to capitalized interest	$8,723	$2,951

Capitalized amortization of deferred financing costs	$892	$—

See accompanying notes to financial statements.

1100 West Properties LLC
Notes to Financial Statements
1. Organization and Business
1100 West Properties LLC, (the “Company) a Delaware limited liability company, was formed in August 2006 and is owned 50% by Sanctuary West Holdings LLC (“SWH”) and 50% by Morgans Group LLC (“MHG”).
The Company was formed to purchase, renovate and convert an existing apartment building on Biscayne Bay in South Beach Miami into a condo hotel operated under MHG’s Mondrian brand. The new luxury hotel will be operated by MHG under a long-term incentive management contract. The hotel will have approximately 340 units comprised of studios, one and two bedroom units, and four penthouse suites. As of December 31, 2007, the Company has sold 49 units.
The Company acquired the existing land and building for a gross purchase price of approximately $110 million and plans to spend approximately $60 million on renovations. The initial equity investment of $30 million was funded equally from both SWH and MHG.
The Company plans on pursuing the sale of some or all of the new luxury units as condominiums, subject to market conditions. The Company anticipates that unit buyers will have the opportunity to place their units into a rental program.
Under the limited liability agreement of the Company, income and loss is allocated in proportion to the Members’ percentage interest in the Company. Net cash from Operations, as defined, and Capital Transaction Proceeds, as defined, are distributed monthly to the Members in accordance with their percentage interests.
In 2007, the Company obtained approval from the state of Florida to complete the process for the sale and lease of its units.

1100 West Properties LLC
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents include operating cash accounts and highly liquid investments, with original maturities of three months or less from the date of purchase.
Concentration of Credit Risk
The Company places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time.
Restricted Cash
Restricted cash consists of reserves for real estate taxes, insurance, interest reserve, project reserve and a development reserve as provided for in the mortgage note.
Fair Value of Financial Instruments
The financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued expenses, and mortgage loan. The Company’s mortgage loan accrues interest at a floating rate, which re-prices frequently. Management believes the carrying amounts of the aforementioned financial instruments are a reasonable estimate of fair value at December 31 2007 and 2006, due to the short-term maturity of these items or variable interest rate.

1100 West Properties LLC
Notes to Financial Statements
Revenue Recognition
Rental income is recognized on a straight —line basis over the term of the respective leases.
Sales of Real Estate
Sales of real estate are generally accounted for under the full accrual method. Under this method, the gain is not recognized until the collectiblity of the sales price is reasonably assured and the earnings process is virtually complete. When a sale does not meet the requirements for income recognition, gain is deferred until those requirements are met. Due to uncertainties with respect to allocation and estimation of costs attributable to units sold and the inability of the Company to deliver the unit to the buyer resulting from on going construction, the Company is accounting for sales under the deposit method and has accordingly not recognized any revenue from units sold. The proceeds received from the sale of 49 condomimum units are reflected as deferred income in the accompanying balance sheet.
Deferred Financing Costs
Costs incurred in connection with the mortgage loan are amortized over the term of the loan using the straight-line method which approximates the effective yield method. Amortization of deferred financing costs is included in interest expense in the accompanying financial statements.
Advertising
Advertising and promotion costs are charged to expense when incurred.
Real Estate
In August 2006, the Company acquired the building and land parcel for a total purchase price of $109.3 million.
Statement of Financial Accounting Standards No. 141, “Business Combinations” requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on, but are not limited to, quoted market prices, expected future cash flows, current placement costs, market rate assumptions and appropriate discount and growth rates.

1100 West Properties LLC
Notes to Financial Statements
The Company allocated the purchase price in accordance with Statement of Financial Accounting Standards No. 141 as reflected below:

Fair Value
(in thousands)

Land	$21,188
Building	89,024
Liabilities	(863)

Total	$109,349

The Company plans to renovate and convert the existing apartment building into a condominium hotel.
Beginning February 1, 2007, the real estate is accounted for as a development project in accordance with SFAS No. 67.
Real estate is carried at cost, net of adjustment for impairment, if any. Development costs, including land and building, direct costs of construction, indirect costs and interest, real estate taxes and other costs incurred during the development and construction period are capitalized.
Certain construction-in-progress costs are currently paid out of the development reserve, which was set up at the closing of the loan.
In accordance with Statement of Financial Accounting Standards (“SFAS”) Statement No. 144, “Accounting for the Impairment of Disposal of Long lived Assets,” long-lived assets currently in use are reviewed whenever events or changes in circumstances indicate the carrying value of a long-lived asset may not be recoverable and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. The Company has reviewed its long-lived assets for impairment. There were no impairment write-downs during the year ending December 31, 2007 or the period from August 8, 2006 to December 31, 2006
Income Taxes
The Company is a limited liability company, which is treated similarly to partnerships for tax purposes. Accordingly, Federal, state and local income taxes have not been provided for in the accompanying financial statements, as the members are responsible for reporting their allocable

1100 West Properties LLC
Notes to Financial Statements
share of the Company’s income, gains, deductions, losses and credits on their respective income tax returns.
3. Real Estate
Real estate consists of the following as (000’s omitted):

	As of December	As of December 31,
	31, 2007	2006

Land	$21,188	$21,188
Building	87,887	89,025
Construction-in-progress	44,604	3,052
Furniture, fixtures and equipment	—	61

Total	153,679	113,326
Less- accumulated depreciation	—	(952)

Property and equipment, net	$153,679	$112,374

4. Mortgage Loan
The Company financed the purchase of the property with a mortgage loan in the amount of $124 million. The loan consists of two tranches, an A Note ($82 million) and a B Note ($42 million). Both the A and B Note require interest payments only and bear interest at a rate of LIBOR (5.3% at December 31, 2006) plus 300 basis points and mature in August 2009. The interest payments are currently being paid out of the interest reserve which was set up at the closing of the loan. The average interest rate on the loan for the year ended December 31, 2007 was 8.23% and from the period August 8, 2006 to December 31, 2006 was approximately 8.4%.
At the closing of the loan, $9 million and $29.7 million were placed in escrow to fund an interest reserve and a development reserve as required by the loan agreement.
The Company is required to deposit the first $6.9 million of net sales cash flow, as defined, into a project escrow account. So long as no event of default exits, the Company can use the fund for exterior and common area improvements, marketing, administrative and other project costs (other than corporate overhead costs) pursuant to the construction budget. Once the project escrow account is funded, the loan requires partial principal payments based upon the net sales proceeds of the condominium units. During 2007, approximately $23 million was paid down on the loan balance out of the net sales proceeds from the condominium units.

1100 West Properties LLC
Notes to Financial Statements
5. Related Party Transactions
The Company has entered into a project management agreement with Sanctuary West Management, LLC (“SWM”), an affiliate of SWH. The agreements specify that SWM is to receive a developer fee equal to 1% of the hard costs of the project, which shall be paid at $21,100 per month for a period of 18 months. The monthly payment due to SWM shall be adjusted following the twelfth monthly payment, as defined, for any change in the construction cost budget. The developer fee payment shall not exceed 1% of the actual construction costs. Developer fees were approximately $232,000 for the year ended December 31, 2007 and $84,000 for the period ended December 31, 2006 and have been capitalized as costs of the project.
An affiliate of SWH provides asset management services to the Company for a monthly fee of $30,000. For year ended December 31, 2007 and the period ended December 31, 2006, these fees amounted to $360,000 and $150,000, respectively, and have been capitalized as costs of the project.
Each Member receives monthly compensation for overhead of $62,500, as provided for in the construction budget. For the year ended December 31, 2007 and for the period ended December 31, 2006, these fees amounted to $1,500,000 and $500,000, respectively, and are being capitalized as costs of the renovation and conversion project.
Included in accounts payable and accrued liabilities at December 31, 2007 in the accompanying balance sheet is $251,000 relating to the services described above.
Included in accounts payable and accrued liabilities at December 31, 2006 in the accompanying balance sheet is $8,200 due to a related party in connection with the acquisition of the property.
The Company is a part of a Master Condominium Association to which it pays annual dues. Members of both SWH and MHG serve on the Board of the Master Association. For the year ended December 31, 2007 and 2006 the Company incurred costs of approximately $763,000 ($696,000 of that total was capitalized to the project) and $320,000, respectively, for these dues.
6. Commitments and Contingencies
The Company has entered into 163 condomimum purchase and sale contracts and has closed on 49 condomimum units as of December 31, 2007. Total deposits held in escrow by the Company’s broker pursuant to the contracts amounted to approximately $9.7 million (excluding interest) as of December 31, 2007.

1100 West Properties LLC
Notes to Financial Statements
The Company is involved in various lawsuits and administrative actions in the normal course of business. In management’s opinion, disposition of these lawsuits is not expected to have a material adverse effect on the Company’s financial position or results of operations.